Consent of Independent Registered Public Accounting Firm

When the common stock reverse stock split referred to in Note 16 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to issue the following consent.

/s/ Singer Lewak Greenbaum & Goldstein LLP

We consent to the use in this Registration Statement (No.333-139534) on Form SB-2 of Response Genetics, Inc. of our report dated March 5, 2007, except for Note 16 as to which the date is May ___, 2007 relating to our audit of the consolidated financial statements, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption "Experts" in such Prospectus.

Singer Lewak Greenbaum & Goldstein LLP
Santa Ana, California
May __, 2007